Exhibit 10.1

Trulia, Inc. 116 new montgomery street, 300 san francisco, ca 94105 p: 415.648.4358 f: 415.762.4286

October 16, 2013

Steve Hafner

55 North Water Street, Suite 1

Norwalk, CT 06854

Re:	Trulia Board of Directors

Dear Steve:

On behalf of Trulia, Inc. (“Trulia”), we would like to extend the invitation to you to join Trulia’s Board of Directors (the “Board”). Once you accept this invitation, we anticipate the Board moving quickly to formally appoint you as a member of the Board.

As you are aware, Trulia is a Delaware corporation and, therefore, your rights and duties as a Board member are prescribed by Delaware law and our charter documents, as well as by the policies established by our Board from time to time and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”). As you are aware, upon your formal appointment to the Board, you will become a Section 16 reporting person of Trulia, too. You may also be requested to serve as a director of one or more of our subsidiaries in which case you may be subject to other laws while serving in such a capacity. In addition, please note that, as a director, you will be subject to the corporate policies of Trulia, including Trulia’s Code of Business Conduct and Insider Trading Policy.

The Board has established three standing committees – the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and from time to time, the Board may establish additional committees to which it may delegate certain duties. As a member of the Board, you will be asked to serve on one or more of committees. In addition to committee meetings, which shall be convened as needed, our Board meetings are generally held quarterly at our offices in San Francisco, CA, and you would be expected to attend these meetings, as well as any special meetings that may be scheduled from time to time.

You agree that you will hold in strictest confidence, and not use, except for the benefit of Trulia, or disclose to any person, firm, corporation or other entity, without written authorization of the Board, any non-public, confidential or proprietary information of Trulia, except to the extent that such disclosure or use may be required in direct connection with your duties as a member of the Board. It is expected that during the term of your Board membership you will not engage in any other employment, occupation, consulting or other business activity that competes with the business in which Trulia is now involved in or becomes involved in during the term of your service on the Board, nor will you engage in any other activities that conflict with your obligations to Trulia.

If you decide to join the Board, it will be recommended at the time of your election as a member of the Board that, in consideration for your service, the Company grant you restricted stock units having a fair market value equal to $200,000 based on the closing price of the Company’s common stock on the date

Letter to Steve Hafner

October 16, 2013

of grant (the “RSUs”). The RSUs will be subject to the terms and conditions of our 2012 Equity Incentive Plan (the “Plan”) and our standard form of award agreements thereunder. The RSUs shall vest in twelve (12) equal quarterly installments over approximately a three-year period following your election to the Board of Directors. For easier administration, the Company’s RSUs vest only on 4 dates each year, so the vesting dates for your RSUs will likely not line up precisely with the date of grant.

In addition, as a non-employee director of the Board, you would be entitled to receive the cash and equity compensation for your service as set forth in Trulia’s Outside Director Compensation Policy adopted October 30, 2012, as it may amended from time to time (the “Director Compensation Policy”), a copy of which has been provided to you. Notwithstanding the foregoing, you would next be eligible for an equity grant (in addition to the RSUs mentioned above), at such time as the Company grants equity awards to all of its outside directors in accordance with the Director Compensation Policy. The Director Compensation Policy also provides for reimbursement of reasonable, customary and documented travel expenses to Board meetings.

The payment of compensation to Board members is subject to many restrictions under applicable law, and as such, you should be aware that the compensation set forth in the Directors Compensation Policy is subject to such future changes and modifications as the Board, or its appropriate committees, may deem necessary or appropriate. In addition, please note that unless otherwise approved by our Board or required under applicable law, directors of our subsidiaries shall not be entitled to any compensation.

Please note that nothing in this letter or any agreement granting you equity incentive awards under our 2012 Equity Incentive Plan should be construed to interfere with or otherwise restrict in any way the rights of Trulia, its Board or stockholders from removing you from the Board or any committee in accordance with the provisions of applicable law. Furthermore, except as otherwise provided to other non-employee Board members or required by law, Trulia does not intend to afford you any rights as an employee, including without limitation, the right to further employment or any other benefits.

We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms by signing and dating both the enclosed duplicate and original letter and returning them to me. By signing this letter you also represent that the execution and delivery of this agreement and the fulfillment of the terms hereof will not require the consent of another person, constitute a default under or conflict with any agreement or other instrument to which you are bound or a party. In addition, we will need you to complete, sign and deliver a standard director questionnaire.

We look forward to you joining the Board, and we anticipate your leadership and experience will make a key contribution to our success at this critical time in our growth and development.

Very truly yours,	Agreed this 16th day of October, 2013

/s/ Pete Flint	/s/ Steve Hafner
Pete Flint	Steve Hafner
Chairman & Chief Executive Officer